Exhibit 2.3

EXECUTION VERSION

AMENDMENT 2

TO

EQUITY PURCHASE AGREEMENT

This Amendment 2 to Equity Purchase Agreement (this “Amendment”) is made and entered into as of August 23, 2018, by and among Ankura Consulting Group, LLC, a Delaware limited liability company (“Buyer”), Ankura Consulting Worldwide, Inc. a Delaware corporation and wholly-owned Subsidiary of Buyer (“NCE Buyer”), and Navigant Consulting, Inc., a Delaware corporation (the “Seller”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Equity Purchase Agreement, dated as of June 23, 2018, by and between Buyer and the Seller (the “Original Agreement”), as amended by Amendment 1 to Equity Purchase Agreement, dated as of August 22, 2018, by and among Buyer, NCE Buyer and the Seller (the Original Agreement, as amended by Amendment 1, the “Agreement”).

PRELIMINARY STATEMENTS

WHEREAS, the parties desire to amend the Agreement to, among other things, provide for certain post-Closing matters.

NOW THEREFORE, in consideration of the premises and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

SECTION 1.01.    Amendments.

(a)    Effective Time.

(i)    Section 1.01 is hereby amended by amending and restating the defined term “Effective Time” to read in its entirety as set forth immediately below.

“Effective Time” means 8:00 p.m., New York City time, on the Closing Date.

(ii)    Notwithstanding anything in the Agreement to the contrary, Closing Cash and Closing Net Working Capital shall not (1) include any cash or assets contributed to an Acquired Company by or on behalf of Buyer or any of its Affiliates (other than the Acquired Companies) at or after the Closing and (2) give effect to any (I) dividends or distributions declared or made to, or payments made to, Buyer or any of its Affiliates (other than the Acquired Companies) or any transfers of assets to Buyer or any of its Affiliates (other than to other Acquired Companies) at or after the Closing, (II) liabilities owed to Buyer or any of its Affiliates (other than to other Acquired Companies) that are incurred by any of the Acquired Companies at or after the Closing, (III) liabilities of the Acquired Companies to the extent incurred at or after the Closing that are a result of operations outside the ordinary course of business and undertaken at the direction of Buyer or any of its Affiliates, (IV) assets of the Acquired Companies to the extent generated or obtained at or after the Closing other than to the extent the result of operations in the ordinary course of business, or (V) transfers or dispositions of assets of the Acquired Companies at or after the Closing to the extent they are a result of operations outside the ordinary course of business and undertaken at the direction of Buyer or any of its Affiliates.

(iii)    The parties acknowledge that the payments to be made on the date described on Schedule 1 hereto are expected to be paid by an Acquired Company following the Closing (such payments, to the extent included in current liabilities as reflected in the Estimated Closing Statement, the “Closing Date Payments”). Buyer hereby agrees that the obligation to make such Closing Date Payments shall become an Assumed Liability and that Buyer shall cause the Closing Date Payments to be made by the applicable Acquired Company and use reasonable best efforts to cause such payments to be made on the date set forth on Schedule 1 with respect to such Closing Date Payment. The parties acknowledge and agree that the liabilities representing the Closing Date Payments shall be treated as current liabilities for purposes of calculating Closing Net Working Capital and will not be included in Closing Transaction Expenses or elsewhere.

(iv)    For purposes of determining (A) the assets to be considered Transferred Assets under Section 2.03(a)(v) and Section 2.03(a)(viii), (B) the liabilities to be considered Assumed Liabilities under Section 2.03(c)(ii), Section 2.03(c)(iii) and Section 2.03(c)(xi) and (B) the liabilities to be considered Excluded Liabilities under Section 2.03(d)(i)(B), the measurement time shall be the Effective Time rather than the Closing.

(v)    Section 7.01(d) of the Agreement is hereby deleted and removed from the Agreement in its entirety.

(b)    Treatment of NCE Payables to Seller. Notwithstanding anything in the Agreement or any agreement contemplated thereby, any payables outstanding at the Closing owed by NCE to Seller or any of its Subsidiaries (other than the Acquired Companies) that are not repaid pursuant to Section 2.02(a)(xii) of the Agreement because NCE and its Subsidiaries do not have sufficient to funds to repay such payables (i) shall not be cancelled at the Closing or the Effective Time and shall instead be considered payables owed to a third party and Assumed Liabilities (provided that the indemnification obligations of Buyer pursuant to the Agreement shall not apply to such Assumed Liabilities and Buyer’s and the Acquired Company’s sole payment obligations with respect to such payables shall be those set forth in the proceeding clause (ii)), (ii) shall be paid reasonably promptly only following the receipt by NCE of any invoice for such amount and an amount in cash equal to the amount of such invoice (and any Taxes associated therewith) from Seller or one of its Subsidiaries and (iii) shall not be taken into account in determining the Closing Adjustment.

(c)    Transition Services Agreement. The form of Transition Services Agreement set forth on Exhibit D to the Agreement is hereby amended and restated to read in its entirety as set forth on Annex 1 hereto.

(d)    Mutual Referral Agreement. The form of Mutual Referral Agreement set forth on Exhibit G to the Agreement is hereby amended and restated to read in its entirety as set forth on Annex 2 hereto.

(e)    Treatment of Real Estate Leases. Schedule 2.03(a)(ii)(A) is hereby amended and restated in its entirety to read as to set forth on Schedule 2 hereto.

(f)    Section 336(e) Election. Section 3.04(e) of the Agreement is hereby deleted and removed from the Agreement in its entirety.

(g)    Certain Non-Assignable Assets.

(i)    Each party agrees that it shall comply with the provisions set forth in Schedule 3 with respect to the matters described thereon.

(ii)    The parties acknowledge and agree that (A) the intent of the arrangements described this Section 1.01(g) and on Schedule 3 is (I) to facilitate the consummation of the Closing on or shortly after the date hereof and the orderly separation of the Business from the Retained Business in certain jurisdictions, (II) with respect to the UAE Deferred Transfer Business, the Retained Business Employees and the Pending Visa Remainco Employees, to have an economically neutral effect on Buyer and its Affiliates (including the Acquired Companies) relative to the position they would have been in had such assets, liabilities, employees and business been transferred to the applicable Seller entity at the Closing and (III) with respect to the Pending Business Employees, to have an economically neutral effect on Seller and its Subsidiaries relative to the position they would have been in had such employees been transferred to the applicable Acquired Company, (B) each provision set forth in Schedule 3 shall be interpreted to give effect to the preceding clause (A), (C) nothing in this Amendment shall require any party to take, or omit to take, any action that would be in violation of applicable Law and (D) from time to time following the Closing, the parties shall, and shall cause their respective Affiliates to, take such commercially reasonable actions as may be necessary or appropriate, or as may be reasonably requested by the other party with respect to the subject matter hereof, to give effect to the intent of this Section 1.01(g) and Schedule 3 hereto and to make effective the transactions contemplated hereby.

(iii)    Buyer shall reasonably cooperate with Seller, at Seller’s sole expense, in connection with any requirements that may be imposed by Government Entities in connection with the completion of the dissolution of the Navigant Consulting (Europe) Limited Firma der Zweigniederlassung (Swiss Branch), initiated by Seller prior to the Closing, including, without limitation, any tax and other regulatory filings Seller is or may be required to make post-Closing.

(h)    Delayed Transfer Employees. Schedule 1.01(d) is hereby amended and restated in its entirety to read as set forth on Schedule 4 hereto.

(i)    Real Estate Leases. Schedule 8.14 is hereby amended to add the language set forth on Schedule 5 hereto.

SECTION 1.02.    Authorization. Each party hereby represents to the other parties hereto that this Amendment has been duly authorized, executed and delivered by such party in accordance with Section 14.09 of the Agreement and constitutes a valid and binding obligation of such party enforceable against such party in accordance with its terms.

SECTION 1.03.    Miscellaneous.

(a)    After giving effect to this Amendment, references in the Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Agreement shall be deemed to refer to the Agreement as amended by this Amendment and all references in the Schedules, the Seller Disclosure Schedules or the Buyer Disclosure Schedules to “the Agreement” shall be deemed to refer to the Agreement as amended by this Amendment, in each case, unless the context otherwise requires. After giving effect to this Amendment, references in the Agreement to the “date hereof” or the “date of this Agreement” shall continue to be deemed to refer to June 23, 2018.

(b)    Except as amended hereby, the Agreement shall remain in full force and effect. Nothing herein shall affect, modify or limit any waiver or consent granted by any party pursuant to the Agreement. This Amendment may be executed in counterparts which together shall constitute a single agreement.

(c)    The provisions of Section 14.02 through Section 14.22 of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows.]

IN WITNESS WHEREOF, Seller, Buyer and NCE Buyer have caused this Amendment to be signed and, by such signature, acknowledged by their respective officers thereunto duly authorized, and such signatures to be attested to by their respective officers thereunto duly authorized, all as of the date first written above.

NAVIGANT CONSULTING, INC.

By:	/s/ Julie M. Howard
Name: Julie M. Howard
Title: Chairman and Chief Executive Officer

[Signature page to Amendment No. 2 to EPA]

ANKURA CONSULTING GROUP, LLC

By:	/s/ Roger Carlile
Name: Roger Carlile
Title: Chief Executive Officer

Signature page to Amendment No. 2 to EPA

ANKURA CONSULTING WORLDWIDE, INC.

By:	/s/ Roger Carlile
Name: Roger Carlile
Title: Chief Executive Officer

Signature page to Amendment No. 2 to EPA